
Mail Stop 4561

February 22, 2017

Justin Bailey
Chief Executive Officer
Fig Publishing, Inc.
599 Third St., Suite 211
San Francisco, CA 94107

>   **Re: Fig Publishing, Inc.**
>   **Post-qualification Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed February 3, 2017**
>   **File No. 024-10507**

Dear Mr. Bailey:

We have reviewed your revised post-qualification amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2017 letter.

General

1.   You state that allotments between the Rule 506(c) offerings and Regulation A offerings will be made in the same proportion that the proceeds from the two separate securities offerings bear to the total funds to be provided from Fig's general account in support of the development of Wasteland 3. Clarify your disclosure to explain whether there is a maximum cap on the dollar amount of securities sold to investors in the Rule 506(c) offering, since this amount would impact the rate at which investors in the Regulation A offering are paid potential dividends. Please also explain how the formula for allotting part of your revenue share between the securities issued in the two offerings takes into account the funds to be provided from your general account in support of the development of Wasteland 3. In this regard, it is unclear from the disclosure provided on your cover page what the respective percentage allocations between the Rule 506(c) and the Regulation A offerings would be if (i) the maximum of $2,250,000 in funds was

provided from your general account in support of Wasteland 3 but the two securities offerings raise less than that amount in the aggregate, or (ii) the aggregate amount raised in the two securities offerings exceeds the amount of the funds to be provided from your general account in support of the development of Wasteland 3.

The Current Game, Developer and Shares

inXile Entertainment, Inc., page 48

2.   We note your revisions in response to bullet no. 1 of prior comment no. 2. In this regard, you identify certain risks and challenges related to inXile's business as a "work-for-hire" developer. You also indicate that its strategy has been to shift to a rewards crowdfunding model, and state that inXile's financial and business position has materially improved as a result. In light of the shift in strategy, it appears that you should identify the key risks and challenges related to inXile's current business strategy rather than under its prior model. Please revise your disclosure accordingly.

3.   In response to bullet no. 4 of prior comment no. 2, you refer to certain prior video games developed by inXile as being "profitable" or "approximately profitable." Use of the term "profitability" implies that such information is based on information contained in financial statements prepared in accordance with GAAP. Revise to describe the commercial success of prior games through other quantitative or qualitative means, or provide support for your belief that the use of the term "profitable" is appropriate.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3483 any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services.

cc: Richard Baumann, Esq.,
       Ellenoff Grossman & Schole LLP